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March 16, 2005

VIA TELECOPIER AND ELECTRONIC TRANSMISSION
Larry M. Spirgel
Assistant Director
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

Mail Stop 0407

                  RE: NET2PHONE, INC.
                      FORM 10-K FOR THE FISCAL YEAR ENDED JULY 31, 2004 FILED OCTOBER 14, 2004

                      FORM 10-Q FOR THE QUARTER ENDED OCTOBER 31, 2004 FILE NO. 0-26763

Dear Mr. Spirgel:

         We are responding to one of the two remaining open issues from your letter dated December 15, 2004 (the "Comment Letter") and our letter to you in response dated January 14, 2005 (the "Response Letter") and additional follow-up telephone calls, relating to the filings referenced above (the "Filings"). For your convenience, we have repeated the Staff's comments below prior to our responses.

FORM 10-K FOR THE FISCAL YEAR ENDED JULY 31, 2004

NOTE 14 - RELATED PARTY TRANSACTIONS

   7. Please address the following items regarding your memorandum of understanding with IDT:

   o Tell us your basis in the accounting literature for applying variable accounting treatment to the shares that will be held in escrow to be released to IDT in equal annual installments.

   This portion of comment #7 was addressed and resolved through the Response Letter.

   o We note that you have recorded a charge of $3.4 million during fiscal 2004, which represents the market value of the 1.0 million shares that you may issue and subsequently release from escrow to IDT for services and benefits provided by IDT during fiscal 2004. Clarify for us how you will compensate IDT for these services and benefits if a definitive agreement is not reached and the shares are not issued.

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     As we stated in the Response Letter, if we do not reach a definitive agreement with IDT and the shares are not issued, we will enter into negotiations with IDT to compensate them for services and benefits received to that date. We have not had any discussions with IDT in this regard, but we expect the process would include a review of services and benefits provided to that date, an assessment of the market value of these services and a discussion of the appropriate form of compensation for these services, if any. The boards of directors of both Net2Phone and IDT each have established a committee of independent directors that have the responsibility of reviewing and approving such intercompany transactions.

     To date we have not discussed with IDT the possibility of changing the type or amount of consideration to be paid pursuant to the Memorandum of Understanding ("MOU") as we contemplate reaching definitive agreement(s) that are consistent with the terms of the MOU. Although the MOU contemplates entering into additional agreements to further describe the services to be provided and the terms of the release of the shares, it is a binding agreement which was filed as an exhibit to our Annual Report on Form 10-K for the period ended July 31, 2003, and the consideration is not subject to additional negotiation. In future filings with the Commission, we will disclose that we followed the guidance in EITF 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, in determining to apply variable accounting treatment to the shares that will be held in escrow under the definitive agreements until they are released to IDT. While we have no expectation of changing the type or amount of consideration to be paid to IDT under the MOU, if we do, EITF 96-18 may no longer apply, which would cause us to apply different accounting rules to this transaction, which could adversely affect our financial results.

     Per your request, we will expand our disclosure in future filings with the Commission to provide information about the status of our efforts to negotiate definitive agreements as contemplated by the MOU. Our disclosure will state that while the MOU identifies the scope of services to be provided and the consideration and methodology for paying for such services, we cannot finalize the definitive agreements until our business units and technical teams develop the details of the services to be provided by IDT. For example, the services to be provided must be accompanied by service level quality assurances and response times, escalation procedures, and other items which are, in many respects, dependent upon first identifying and assessing the needs of our cable operator customers. These customers must first determine what they believe they will need in order to offer a voice service to their subscribers, which they typically have not done before - so there is a learning curve at many levels. Once the cable operator has defined its needs, we determine the best resources for us to meet those needs, which may or may not include some or all of the services IDT is required to make available to us pursuant to the MOU. Net2Phone is, we believe, unique to the cable telephony market in that we offer more customized opportunities to integrate into a cable operator's systems based upon their requirements, however, this does contribute to the complexity of finalizing the definitive agreements with IDT. From the time we signed the MOU to the present, we have added a number of new cable operator customers, each of which has provided us with a better understanding of what our cable operator customers require, and thus we are in a better position to define the precise requirements of our service providers, including IDT, which we will rely on to support our service offerings.

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     We maintain a close working relationship with IDT, and we do business with them on a variety of levels. The fact that we have not completed definitive agreements has not stopped us from working together pursuant to the terms of the MOU, and for IDT to support our cable telephony service offerings while we negotiate definitive agreements.

     Based on the factors outlined above, we are not in a position to estimate when definitive agreements will be completed. We will continue to provide updates on the progress of negotiations in future filings with the Commission. We will also disclose in future filings the cumulative amount of equity on our Balance Sheet related to this agreement.

   o Tell us how you applied the guidance of SFAS 128 in determining that it was appropriate to include the 1.0 million shares for purposes of computing basic earnings per share.

   This portion of comment #7 was addressed and resolved through our Response Letter.

   o Describe for us why you believe that differentiating between direct cost of revenue and selling, general and administrative expenses for the service provided by IDT is not practicable. Describe in more detail the nature of the services and why these services do not have readily identifiable market values. In addition, tell us how you determined the number of shares to be issued in exchange for the services.

      We are providing further details and clarifying some issues that were not provided in our January 14, 2005 response to this comment.

     The binding MOU currently in place, and ultimately the definitive agreement that is contemplated by the MOU, covers a broad spectrum of services that are either being provided currently or are to be provided in the future, through October 28, 2008, by IDT to the Company.

     As noted in our Response Letter, an independent committee of our Board of Directors, after discussions with management and an independent financial consulting firm, approved the valuation of the services to be provided by IDT to us. The valuation included a range of values for each of the services based upon a range of assumptions established by management and the independent consultants, including projected volumes of services to be provided to us as reflected in our 5-year business model for our Net2Phone Cable Telephony subsidiary and upon ranges of market prices for such services. The value of some of the specific benefits provided by the relationship with IDT, such as leveraging their status as a CLEC, were particularly driven by management's and the consultant's judgment rather than statistical support.

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     It is important to note that the terms of the MOU provide for us to purchase services from IDT at IDT's cost plus 5%, which we record to our direct cost of sales. The financial consultants and management provided a range of values that we would derive from this favorable pricing. We do not attempt to attribute a portion of our share issuance commitment (as reflected in "non-cash services provided by IDT") to direct cost of sales to reflect the value of this favorable pricing. We believe it would be misleading to do so because the relative value of the favorable pricing aspect of the MOU to the overall value of the MOU to us was based on a series of ranges, factors and assumptions that have changed, and will continue to change, over time. Furthermore, attempting to update the value of this favorable pricing each quarter based on spot prices for services in each of the deployed markets being serviced through IDT and based upon the actual, rather than originally projected, volumes purchased of those services would add significant time and expense to our quarterly closing process, as well as make the process much more difficult.

     The overall value of all services and benefits derived from the IDT MOU was calculated at the point in time the MOU was finalized. Reassessing the relative value of the MOU between direct cost of sales and selling, general and administrative expense based upon today's activities and market pricing would likely be misleading because, given the inherent judgmental valuation of the broad spectrum of services provided by IDT, it would be extremely difficult if not impossible to accurately calculate.


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         We hope that the foregoing has been responsive to the Staff's additional comments and questions. Any questions or comments regarding this letter or the Filings should be directed either to the undersigned at (973) 438-3450 or Glenn J. Williams, Executive Vice President, Business & Legal Affairs and General Counsel, at (973) 438-3066.

                                                      Sincerely,

                                                      /s/ Arthur Dubroff
                                                      Arthur Dubroff
                                                      Chief Financial Officer
                                                      Net2Phone, Inc.
cc: Glenn J. Williams, Esq., Net2Phone, Inc.
    Marc S. Dieli, Ernst & Young LLP
    Robert M. Hayward, Esq., Kirkland & Ellis LLP

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